FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|X|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker or Trading    / 6. Relationship of Reporting Person(s) to Issuer
                                        /    Symbol                               /              (Check all applicable)
                                        /                                         /
                                        /                                         /    ___  Director            ___  10% Owner
                                        /                                         /    ___  Officer              X   Other
                                        /    DBS Industries, Inc. ("DBSI")        /         (give title below)       (specify below)
                                        /                                         /
Apatoff,      Michael                   /                                         /       Former 10% Owner
----------------------------------------/---------------------------------------- /-------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS Identification/ 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Number of         / (Month/Day/Year) /    (Check Applicable Line)
                                        /    Reporting Person, /                  /
11 Edwards Avenue                       /    if an entity      /   08/15/02       /    ___ Form filed by One Reporting Person
----------------------------------------/    (Voluntary)       /------------------/
(Street)                                /                      / 5. If Amendment, /    ___ Form filed by More than One Reporting
                                        /                      / Date of Original /        Person
                                        /                      / (Month/Day/Year) /
                                        /                      /                  /
--------------------------------------- /                      /                  /
(City)                (State)  (Zip)    /                      /                  /
------------------------------------------------------------------------------------------------------------------------------------



                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title     /2.Trans-   /2A. Deemed   /3.Transaction/4. Securities Acquired (A) or     /5. Amount of /6. Ownership / 7. Nature of
   of        /  action   /    Execution/  Code       /   Disposed of (D) (Instr. 3,     / Securities  /   Form:     /    Indirect
  Security   /  Date     /    Date, if /  Instr. 8)  /   4 and 5)                       / Beneficially/   Direct (D)/    Beneficial
  (Inst.3)   /(Mo/Day/Yr)/    any      /             /                                  / Owned       /   or        /    Ownership
             /           / (Mo/Day/Yr) /------------------------------------------------/ Following   /   Indirect  /
             /           /             / Code /  V   /   Amount   /(A) or (D)/  Price   / Reported    /   (I)       /    (Instr. 4)
             /           /             /      /      /            /          /          / Trans-      /             /
             /           /             /      /      /            /          /          / action(s)   /   (Instr.4) /
             /           /             /      /      /            /          /          /(Inst. 3 & 4)/             /
====================================================================================================================================
Common Stock    8/15/02                   S             265,957         D     $0.000004                      D             N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock    8/19/02                   S             500,000         D     $0.000004                      D             N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock   11/18/02                   S             172,414         D     $0.000006                      D             N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock   11/26/02                   S           1,000,000         D     $0.000004                      D             N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock   11/27/02                   S           2,210,993         D     $0.000004    1,729,007         D             N/A
====================================================================================================================================


                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.          / 2.      /3.      /3A. Deemed/4.Trans-/5. Number of/6. Date         /7. Title and   /8.      /9.      /10.     /11.
Title of    / Con-    /  Trans-/ Execution/ action / Derivative / Exercisable    /   Amount of   / Price  / Number / Owner- /Nature
Derivative  / version / action / Date, if / Code   / Securities / and Expiration /   Underlying  /   of   /   of   / ship   /of
Security    /   or    / Date   / any      /        / Acquired   / Date           /   Securities  / Deriv- / Deriv- / Form of/In-
(Instr. 3)  / Exercise/ (Month// (Month/  /(Inst.8)/ (A) or     /                /               / ative  / ative  / Deriv- /direct
            / Price of/  Day/  /  Day/    /        / Disposed of/(Month/Day/Year)/(Instr. 3 & 4) / Secu-  / Secu-  / ative  /Bene-
            /   of    /  Year) /  Year)   /        / (D)        /                /               / rity   / rities / Secu-  /ficial
            / Deriv-  /        /          /        /            /                /               /        / Benefi-/ rities /Owner-
            / ative   /        /          /        /(Inst.3,4,5)/                /               /(Inst.4)/ cially / Benefi-/ship
            / Secu-   /        /          /--------/------------/----------------/---------------/        / Owned  / cially /
            / rity    /        /          /Code/ V / (A) / (D)  / Date   / Expir-/ Title /Amount /        /Follow- / Owned  /(Inst.
            /         /        /          /    /   /     /      / Exer-  / ation /       / or    /        /ing     /        / 4)
            /         /        /          /    /   /     /      / cisable/ Date  /       /No. of /        /Reported/(Inst.4)/
            /         /        /          /    /   /     /      /        /       /       /Shares /        /Trans-  /        /
            /         /        /          /    /   /     /      /        /       /               /        /actions /        /
            /         /        /          /    /   /     /      /        /       /               /        /(Inst.4)/        /
====================================================================================================================================
Warrants to   $0.70    12/2/02             S             36,250  1/18/01  1/18/05 Common   36,250  $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.60    12/2/02             S             25,000  7/27/01  7/27/05 Common   25,000  $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.62    12/2/02             S             50,000  8/9/01   8/9/05  Common   50,000  $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.47    12/2/02             S             53,191  8/16/01  8/16/05 Common   53,191  $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.50    12/2/02             S             50,000  8/20/01  8/20/05 Common   50,000  $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.50    12/2/02             S            250,000  8/20/01  8/20/05 Common  250,000  $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.50    12/2/02             S            250,000  8/20/01  8/20/05 Common  250,000  $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------


                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.          / 2.      /3.      /3A. Deemed/4.Trans-/5. Number of/6. Date         /7. Title and   /8.      /9.      /10.     /11.
Title of    / Con-    /  Trans-/ Execution/ action / Derivative / Exercisable    /   Amount of   / Price  / Number / Owner- /Nature
Derivative  / version / action / Date, if / Code   / Securities / and Expiration /   Underlying  /   of   /   of   / ship   /of
Security    /   or    / Date   / any      /        / Acquired   / Date           /   Securities  / Deriv- / Deriv- / Form of/In-
(Instr. 3)  / Exercise/ (Month// (Month/  /(Inst.8)/ (A) or     /                /               / ative  / ative  / Deriv- /direct
            / Price of/  Day/  /  Day/    /        / Disposed of/(Month/Day/Year)/(Instr. 3 & 4) / Secu-  / Secu-  / ative  /Bene-
            /   of    /  Year) /  Year)   /        / (D)        /                /               / rity   / rities / Secu-  /ficial
            / Deriv-  /        /          /        /            /                /               /        / Benefi-/ rities /Owner-
            / ative   /        /          /        /(Inst.3,4,5)/                /               /(Inst.4)/ cially / Benefi-/ship
            / Secu-   /        /          /--------/------------/----------------/---------------/        / Owned  / cially /
            / rity    /        /          /Code/ V / (A) / (D)  / Date   / Expir-/ Title /Amount /        /Follow- / Owned  /(Inst.
            /         /        /          /    /   /     /      / Exer-  / ation /       / or    /        /ing     /        / 4)
            /         /        /          /    /   /     /      / cisable/ Date  /       /No. of /        /Reported/(Inst.4)/
            /         /        /          /    /   /     /      /        /       /       /Shares /        /Trans-  /        /
            /         /        /          /    /   /     /      /        /       /               /        /actions /        /
            /         /        /          /    /   /     /      /        /       /               /        /(Inst.4)/        /
====================================================================================================================================
Warrants to   $0.29    12/2/02             S             17,241 11/19/01 11/19/05 Common   17,241  $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.12    11/27/02             S          1,250,000  3/7/02 12/15/02 Common 1,250,000 $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.12    11/27/02             S          1,250,000  3/7/02  1/15/02 Common 1,250,000 $0.000004           D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.12    11/27/02             S          1,250,000  3/7/02  2/15/03 Common 1,250,000 $0.000004  0        D      N/A
Purchase
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------
Options to                                                                                                    60,310    D      N/A
Purchase
Common
Stock
====================================================================================================================================
Explanation of Responses:



                                                                                   /S/ MICHAEL APATOFF                  12/2/02
                                                                                   --------------------------------     ----------
                                                                                   Michael Apatoff                      Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.